UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                       Corrections Corporation of America
      -------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    2205Y407
      -------------------------------------------------------------------
                                 (CUSIP Number)

                                   May 7, 2003
      -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------
1      Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Christopher M. Jeffries
-------------------------------------------------------------------------
       Check the Appropriate Box if a Member of a Group (See
2      Instructions)   (a) |_|
                       (b) |_|
-------------------------------------------------------------------------
3      SEC Use Only
-------------------------------------------------------------------------
4      Citizenship or Place of Organization

       United States
-------------------------------------------------------------------------
                     5   Sole Voting Power
NUMBER OF                       0 (See Item 4 below)
SHARES               ----------------------------------------------------
BENEFICIALLY         6   Shared Voting Power
OWNED BY EACH                   0
REPORTING            ----------------------------------------------------
PERSON WITH:         7   Sole Dispositive Power
                                0 (See Item 4 below)
                     ----------------------------------------------------
                     8   Shared Dispositive Power
                                0
-------------------------------------------------------------------------
9      Aggregate Amount Beneficially Owned by Each Reporting Person
             0 (See Item 4 below)
-------------------------------------------------------------------------
10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)     |_|
-------------------------------------------------------------------------
11     Percent of Class Represented by Amount in Row (9)
             0.0%(1)
-------------------------------------------------------------------------
12     Type of Reporting Person (See Instructions)
             IN
-------------------------------------------------------------------------

     -------------
     1 The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 28,103,000 shares of Common Stock outstanding as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 that was filed by the Company on March 28, 2003.

-------------------------------------------------------------------------
1      Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Brian J. Collins
-------------------------------------------------------------------------
       Check the Appropriate Box if a Member of a Group (See
2      Instructions)   (a) |_|
                       (b) |_|
-------------------------------------------------------------------------
3      SEC Use Only
-------------------------------------------------------------------------
4      Citizenship or Place of Organization

       United States
-------------------------------------------------------------------------
                     5   Sole Voting Power
NUMBER OF                      36 (See Item 4 below)
SHARES               ----------------------------------------------------
BENEFICIALLY         6   Shared Voting Power
OWNED BY EACH                  0
REPORTING            ----------------------------------------------------
PERSON WITH:         7   Sole Dispositive Power
                               36 (See Item 4 below)
                     ----------------------------------------------------
                     8   Shared Dispositive Power
                               0
-------------------------------------------------------------------------
9      Aggregate Amount Beneficially Owned by Each Reporting Person
             36 (See Item 4 below)
-------------------------------------------------------------------------
10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)      |_|
-------------------------------------------------------------------------
11     Percent of Class Represented by Amount in Row (9)
             0.0%
-------------------------------------------------------------------------
12     Type of Reporting Person (See Instructions)
             IN
-------------------------------------------------------------------------

-------------------------------------------------------------------------
1      Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Steven L. Hoffman
-------------------------------------------------------------------------
       Check the Appropriate Box if a Member of a Group (See
2      Instructions)   (a) |_|
                       (b) |_|
-------------------------------------------------------------------------
3      SEC Use Only
-------------------------------------------------------------------------
4      Citizenship or Place of Organization

       United States
-------------------------------------------------------------------------
                     5   Sole Voting Power
NUMBER OF                      14 (See Item 4 below)
SHARES               ----------------------------------------------------
BENEFICIALLY         6   Shared Voting Power
OWNED BY EACH                  0
REPORTING            ----------------------------------------------------
PERSON WITH:         7   Sole Dispositive Power
                               14 (See Item 4 below)
                     ----------------------------------------------------
                     8   Shared Dispositive Power
                               0
-------------------------------------------------------------------------
9      Aggregate Amount Beneficially Owned by Each Reporting Person
             14 (See Item 4 below)
-------------------------------------------------------------------------
10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)       |_|
-------------------------------------------------------------------------
11     Percent of Class Represented by Amount in Row (9)
             0.0%
-------------------------------------------------------------------------
12     Type of Reporting Person (See Instructions)
             IN
-------------------------------------------------------------------------

-------------------------------------------------------------------------
1      Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Income Opportunity Fund I LLC
-------------------------------------------------------------------------
       Check the Appropriate Box if a Member of a Group (See
2      Instructions)   (a) |_|
                       (b) |_|
-------------------------------------------------------------------------
3      SEC Use Only
-------------------------------------------------------------------------
4      Citizenship or Place of Organization

       New York
-------------------------------------------------------------------------
                     5   Sole Voting Power
NUMBER OF                      0  (See Item 4 below)
SHARES               ----------------------------------------------------
BENEFICIALLY         6   Shared Voting Power
OWNED BY EACH                  0
REPORTING            ----------------------------------------------------
PERSON WITH:         7   Sole Dispositive Power
                               0 (See Item 4 below)
                     ----------------------------------------------------
                     8   Shared Dispositive Power
                               0
-------------------------------------------------------------------------
9      Aggregate Amount Beneficially Owned by Each Reporting Person
             0  (See Item 4 below)
-------------------------------------------------------------------------
10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)       |_|
-------------------------------------------------------------------------
11     Percent of Class Represented by Amount in Row (9)
             0.0%
-------------------------------------------------------------------------
12     Type of Reporting Person (See Instructions)
             OO
-------------------------------------------------------------------------

-------------------------------------------------------------------------
1      Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       MDP Ventures II LLC
-------------------------------------------------------------------------
       Check the Appropriate Box if a Member of a Group (See
2      Instructions)   (a) |_|
                       (b) |_|
-------------------------------------------------------------------------
3      SEC Use Only
-------------------------------------------------------------------------
4      Citizenship or Place of Organization

       New York
-------------------------------------------------------------------------
                     5   Sole Voting Power
NUMBER OF                      0 (See Item 4 below)
SHARES               ----------------------------------------------------
BENEFICIALLY         6   Shared Voting Power
OWNED BY EACH                  0
REPORTING            ----------------------------------------------------
PERSON WITH:         7   Sole Dispositive Power
                               0 (See Item 4 below)
                     ----------------------------------------------------
                     8   Shared Dispositive Power
                               0
-------------------------------------------------------------------------
9      Aggregate Amount Beneficially Owned by Each Reporting Person
             0 (See Item 4 below)
-------------------------------------------------------------------------
10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)       |_|
-------------------------------------------------------------------------
11     Percent of Class Represented by Amount in Row (9)
             0.0%
-------------------------------------------------------------------------
12     Type of Reporting Person (See Instructions)
             OO
-------------------------------------------------------------------------

-------------------------------------------------------------------------
1      Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Millennium Development Partners II LLC
-------------------------------------------------------------------------
       Check the Appropriate Box if a Member of a Group (See
2      Instructions)   (a) |_|
                       (b) |_|
-------------------------------------------------------------------------
3      SEC Use Only
-------------------------------------------------------------------------
4      Citizenship or Place of Organization

       New York
-------------------------------------------------------------------------
                     5   Sole Voting Power
NUMBER OF                      0 (See Item 4 below)
SHARES               ----------------------------------------------------
BENEFICIALLY         6   Shared Voting Power
OWNED BY EACH                  0
REPORTING            ----------------------------------------------------
PERSON WITH:         7   Sole Dispositive Power
                               0 (See Item 4 below)
                     ----------------------------------------------------
                     8   Shared Dispositive Power
                               0
-------------------------------------------------------------------------
9      Aggregate Amount Beneficially Owned by Each Reporting Person
             0 (See Item 4 below)
-------------------------------------------------------------------------
10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)       |_|
-------------------------------------------------------------------------
11     Percent of Class Represented by Amount in Row (9)
             0.0%
-------------------------------------------------------------------------
12     Type of Reporting Person (See Instructions)
             OO
-------------------------------------------------------------------------

-------------------------------------------------------------------------
1      Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Millennium Development Partners V LLC
-------------------------------------------------------------------------
       Check the Appropriate Box if a Member of a Group (See
2      Instructions)   (a) |_|
                       (b) |_|
-------------------------------------------------------------------------
3      SEC Use Only
-------------------------------------------------------------------------
4      Citizenship or Place of Organization

       New York
-------------------------------------------------------------------------
                     5   Sole Voting Power
NUMBER OF                      0 (See Item 4 below)
SHARES               ----------------------------------------------------
BENEFICIALLY         6   Shared Voting Power
OWNED BY EACH                  0
REPORTING            ----------------------------------------------------
PERSON WITH:         7   Sole Dispositive Power
                               0 (See Item 4 below)
                     ----------------------------------------------------
                     8   Shared Dispositive Power
                               0
-------------------------------------------------------------------------
9      Aggregate Amount Beneficially Owned by Each Reporting Person
             0 (See Item 4 below)
-------------------------------------------------------------------------
10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)       |_|
-------------------------------------------------------------------------
11     Percent of Class Represented by Amount in Row (9)
             0.0%
-------------------------------------------------------------------------
12     Type of Reporting Person (See Instructions)
             OO
-------------------------------------------------------------------------

-------------------------------------------------------------------------
1      Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Millennium Holdings II LLC

-------------------------------------------------------------------------
       Check the Appropriate Box if a Member of a Group (See
2      Instructions)   (a) |_|
                       (b) |_|
-------------------------------------------------------------------------
3      SEC Use Only
-------------------------------------------------------------------------
4      Citizenship or Place of Organization

       New York
-------------------------------------------------------------------------
                     5   Sole Voting Power
NUMBER OF                      0 (See Item 4 below)
SHARES               ----------------------------------------------------
BENEFICIALLY         6   Shared Voting Power
OWNED BY EACH                  0
REPORTING            ----------------------------------------------------
PERSON WITH:         7   Sole Dispositive Power
                               0 (See Item 4 below)
                     ----------------------------------------------------
                     8   Shared Dispositive Power
                               0
-------------------------------------------------------------------------
9      Aggregate Amount Beneficially Owned by Each Reporting Person
             0 (See Item 4 below)
-------------------------------------------------------------------------
10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)       |_|
-------------------------------------------------------------------------
11     Percent of Class Represented by Amount in Row (9)
             0.0%
-------------------------------------------------------------------------
12     Type of Reporting Person (See Instructions)
             OO
-------------------------------------------------------------------------

-------------------------------------------------------------------------
1      Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Millennium Holdings III LLC
-------------------------------------------------------------------------
       Check the Appropriate Box if a Member of a Group (See
2      Instructions)   (a) |_|
                       (b) |_|
-------------------------------------------------------------------------
3      SEC Use Only
-------------------------------------------------------------------------
4      Citizenship or Place of Organization

       New York
-------------------------------------------------------------------------
                     5   Sole Voting Power
NUMBER OF                      0 (See Item 4 below)
SHARES               ----------------------------------------------------
BENEFICIALLY         6   Shared Voting Power
OWNED BY EACH                  0
REPORTING            ----------------------------------------------------
PERSON WITH:         7   Sole Dispositive Power
                               0 (See Item 4 below)
                     ----------------------------------------------------
                     8   Shared Dispositive Power
                               0
-------------------------------------------------------------------------
9      Aggregate Amount Beneficially Owned by Each Reporting Person
             0 (See Item 4 below)
-------------------------------------------------------------------------
10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)       |_|
-------------------------------------------------------------------------
11     Percent of Class Represented by Amount in Row (9)
             0.0%
-------------------------------------------------------------------------
12     Type of Reporting Person (See Instructions)
             OO
-------------------------------------------------------------------------

Item 1(a). Name of Issuer

      Corrections Corporation of America (formerly known as Prison Realty Trust, Inc. and Prison Realty Corporation) (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices

      10 Burton Hills Boulevard
      Nashville, Tennessee 37215

Item 2(a). Name of Persons Filing

      Christopher M. Jeffries
      Brian J. Collins
      Steven L. Hoffman
      Income Opportunity Fund I LLC ("IOF")
      MDP Ventures II LLC ("MDP Ventures")
      Millennium  Development Partners II LLC ("MDP II")
      Millennium  Development Partners V LLC ("MDP V")
      Millennium  Holdings II LLC ("MH II")
      Millennium Holdings III LLC ("MH III", and collectively with Mr. Jeffries,
           Mr. Collins, Mr. Hoffman,  IOF, MDP Ventures,  MDP II, MDP V and
           MH II, the "Reporting Persons")

Item 2(b). Address of Principal Business Office or, if none, Residence

      The address of the principal place of business of each of the Reporting Persons is:

           c/o Millennium Partners
           1995 Broadway
           New York, New York 10023

Item 2(c). Citizenship

      Mr.  Jeffries is a citizen of the United States.
      Mr. Collins is a citizen of the United States.
      Mr. Hoffman is a citizen of the United States.
      IOF is a New  York  limited  liability  company.
      MDP  Ventures  is a New York limited liability company.
      MDP II is a New York limited liability company.
      MDP V is a New York limited liability company.
      MH II is a New York limited liability company.
      MH III is a New York limited liability company.

Item 2(d). Title of Class of Securities

      Common stock, par value $0.01 per share ("Common Stock")

Item 2(e). CUSIP Number

      2205Y407

Item 3.    If this  statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
           (c), check whether the person filing is a:

      Not applicable. This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership

      The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 28,103,000 shares of Common Stock outstanding as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 that was filed by the Company on March 28, 2003.

      An aggregate of 36 shares of Common Stock are held in trust for the children of Mr. Collins. As trustee of the trusts for his children, Mr. Collins may be deemed to be the beneficial owner of and to have sole indirect power to vote and dispose of such 36 shares, which represent less than 0.1% of the outstanding shares of Common Stock.

      Mr. Hoffman holds of record and thereby beneficially owns and has the sole direct power to vote and dispose of 14 shares of Common Stock, which represent less than 0.1% of the outstanding shares of Common Stock.

      On May 7, 2003, the following transactions were effected: (1) IOF converted $15,000,000 aggregate principal amount of 10.0% convertible subordinated notes due December 31, 2008 of the Company (the "Notes") into 1,261,087 shares of Common Stock which IOF sold to the Company; (2) MH II converted $10,000,000 aggregate principal amount of the Notes into 840,724 shares of Common Stock which MH II sold to the Company; and (3) MH III converted $15,000,000 aggregate principal amount of the Notes into 1,261,087 shares of Common Stock which MH III sold to the Company.

      On February 11, 2002, MDP Ventures disposed of 6,287 shares of Common Stock on the open market. On May 6, 2003, MDP Ventures disposed of 22,300 shares of Common Stock on the open market.

      By virtue of the relationship described in Item 8 of this Schedule, each of the Reporting Persons may be deemed to beneficially own all of the shares of Common Stock directly owned by the other Reporting Persons. Accordingly, each of the Reporting Persons may be deemed to beneficially own 50 shares of Common Stock in the aggregate, which represent approximately 0.0% of the outstanding shares of Common Stock.

      Each of the Reporting Persons disclaims beneficial ownership in the securities of the Company except to the extent of its record ownership, if any, therein.

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      The  Reporting  Persons may be deemed to be a "group" for the  purposes of
Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other persons on whose behalf this statement is filed constitute a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of such persons.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

Exhibits:

      A. Joint Filing Agreement, dated as of February 20, 2003, among Christopher M. Jeffries, Brian J. Collins, Steven L. Hoffman, Income Opportunity Fund I LLC, MDP Ventures II LLC, Millennium Development Partners II LLC, Millenium Development Partners V LLC, Millennium Holdings II LLC, and Millenium Holdings III LLC.*

      B. Identification of Members of the Group


---------------------------
*     Previously filed.

                                    SIGNATURE

           After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2003

                               /s/ Christopher M. Jeffries
                               ------------------------------------
                               CHRISTOPHER M. JEFFRIES


                               /s/ Brian J. Collins
                               ------------------------------------
                               BRIAN J. COLLINS


                               /s/ Steven L. Hoffman
                               ------------------------------------
                               STEVEN L. HOFFMAN


                               INCOME OPPORTUNITY FUND I LLC

                               By:  MILLENNIUM DEVELOPMENT
                                    PARTNERS V, its managing member


                                    By:   /s/ Steven L. Hoffman
                                          --------------------------
                                          Name:  Steven L. Hoffman
                                          Title: Vice President


                               MDP VENTURES II LLC


                               By:  /s/ Steven L. Hoffman
                                    -------------------------------
                                    Name:   Steven L. Hoffman
                                    Title:  Vice President


                               MILLENNIUM DEVELOPMENT PARTNERS II LLC


                               By:  /s/ Steven L. Hoffman
                                    -------------------------------
                                    Name: Steven L. Hoffman
                                    Title:     Vice President

                               MILLENNIUM DEVELOPMENT PARTNERS V LLC


                               By:  /s/ Steven L. Hoffman
                                    -------------------------------
                                    Name:  Steven L. Hoffman
                                    Title: Vice President


                               MILLENNIUM HOLDINGS II LLC


                               By:  /s/ Steven L. Hoffman
                                    -------------------------------
                                    Name:  Steven L. Hoffman
                                    Title: Vice President


                               MILLENNIUM HOLDINGS III LLC


                               By:  /s/ Steven L. Hoffman
                                    -------------------------------
                                    Name:  Steven L. Hoffman
                                    Title: Vice President

                                                                       Exhibit B

                     Identification of Members of the Group

     Pursuant to Item 8 above, the following sets forth the identity of each member of the group that has filed this Schedule 13G:

                          (i) Christopher M. Jeffries,

                             (ii) Brian J. Collins,

                            (iii) Steven L. Hoffman,

                       (iv) Income Opportunity Fund I LLC,

                            (v) MDP Ventures II LLC,

                  (vi) Millennium Development Partners II LLC,

                  (vii) Millennium Development Partners V LLC,

                     (viii) Millennium Holdings II LLC, and

                       (viv) Millennium Holdings III LLC.

       Information about each such member is set forth in the Schedule 13G above.